UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-8681
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
RUSS BERRIE AND COMPANY, INC. AMENDED AND RESTATED 2004 EMPLOYEE STOCK PURCHASE PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RUSS BERRIE AND COMPANY, INC.
1800 Valley Road, Wayne, New Jersey 07470

Report of Independent Registered Public Accounting Firm
To the Compensation Committee of Russ Berrie and Company, Inc.:
We have audited the accompanying statements of financial condition of the Russ Berrie and Company, Inc. Amended and Restated 2004 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2008 and 2007, and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
As further discussed in Note 2, the Plan automatically terminated on December 31, 2008. As described in Note 3, in accordance with accounting principles generally accepted in the United States of America, the plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2006 financial statements to the liquidation basis used in presenting the 2007 and 2008 financial statements. There were no material changes to the financial statements as a result of this change in accounting.
/s/ KPMG LLP
Short Hills, New Jersey
April 14, 2009

Russ Berrie and Company, Inc.
Amended and Restated
2004 Employee Stock Purchase Plan
Statements of Financial Condition
As of December 31, 2008 and 2007

	2008	2007
	(Liquidation	(Liquidation
	Basis)	Basis)

Assets
Cash	$177,304	$371,353

Total Assets	$177,304	$371,353

Liabilities
Obligations to Purchase Russ Berrie and Company, Inc. Common Stock	$78,919	$339,417
Payable to Participants	98,385	31,739

Total Liabilities	$177,304	$371,156

Plan Equity	$—	$197

Total Liabilities and Plan Equity	$177,304	$371,353

See accompanying notes to financial statements

Russ Berrie and Company, Inc.
Amended and Restated
2004 Employee Stock Purchase Plan
Statements of Income and Changes in Plan Equity
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(Liquidation	(Liquidation	(Accrual
	Basis)	Basis)	Basis)
Plan Equity at Beginning of Year	$197	$69	$283

Additions:
Participant Contributions	$434,055	$450,293	$403,970

Total Additions	$434,055	$450,293	$403,970

Deductions:
Participant Withdrawals	$355,333	$110,748	$157,826
Purchase of Russ Berrie and Company, Inc. Common Stock	78,919	339,417	246,358

Total Deductions	$434,252	$450,165	$404,184

Plan Equity at End of Year	$—	$197	$69

See accompanying notes to financial statements

Russ Berrie and Company, Inc.
Amended and Restated
2004 Employee Stock Purchase Plan
Notes to Financial Statements
1. Description of the Plan
The Russ Berrie and Company, Inc. (the “Company”) 2004 Employee Stock Purchase Plan was approved by the shareholders of the Company on May 7, 2003, became effective January 1, 2004, and was amended and restated effective January 3, 2006: (i) to eliminate the provision of interest on employee funds held during the plan year and (ii) to eliminate the requirement of annual compensation below a specified amount to participate in the plan (the plan, as amended and restated, is referred to herein as the “Plan”). The following description of the Plan provides a summary only. A full copy of the Plan is filed as Exhibit 10.102 to the Company’s Current Report on Form 8-K filed on December 30, 2005.
Effective December 31, 2008, the Plan automatically terminated pursuant to the terms of the Plan document.
Prior to its termination, the Plan provided for the grant of options to full-time employees of the Company and designated subsidiaries. Notwithstanding the foregoing, any employee who, immediately after an option was granted, owned (within the meaning of Section 424(d) of the Internal Revenue Code) Common Stock possessing five percent or more of the total combined voting power or value of all classes of Common Stock of the Company or of any subsidiary of the Company, could not participate in the Plan. Approximately 635, 642 and 832 employees were eligible to participate in the Plan during 2008, 2007 and 2006, respectively.
On December 23, 2008, the Company sold the capital stock of the Company’s subsidiaries actively engaged in the Company’s gift business (the “Gift Business”), and substantially all of the Company’s assets used in the Gift Business. As a result of such sale, the employees of the Gift Business were no longer eligible to participate in the Plan as of December 23, 2008 and all participant contributions were refunded to them. The Plan was neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as “ERISA.”).
The Compensation Committee of the Board of Directors of the Company (the “Committee”) had the authority to interpret the Plan, and to adopt, amend and rescind rules and regulations relating to such Plan, and to make all other determinations and take all other actions necessary or advisable for the implementation and administration thereof. The Plan contained an indemnification provision for Committee members. One executive officer participated in the Plan during 2006; two executive officers participated in the Plan during 2007; and five executive officers participated in the Plan during 2008.
A total of 150,000 shares of Common Stock were reserved for issuance for grants of options under the Plan. As of the first trading day of each plan year, each eligible employee was granted an option to purchase the number of full shares of Common Stock which may be purchased with the amount credited to the employee’s account as described below. In each plan year, an eligible employee could elect to participate in the Plan by filing a payroll deduction authorization form for up to 10% (in whole percentages) of his or her compensation (as defined in the Plan).
The funds were held for an employee and were used to exercise his or her option on the last trading day of the plan year, if notification was given to the Committee that the employee elected to exercise his or her option not later than the date set by the Committee. If an employee did not elect to exercise his or her option, the total amount credited to his or her account during that plan year, without interest, was returned to such employee, and his or her option expired. No employee had a right to purchase Common Stock under the Plan which had an aggregate fair market value in excess of $25,000 in any plan year.

An employee was able to withdraw from the Plan at any time, at which time payroll deductions ceased, the total amount credited to his or her account, without interest, was either returned to such employee and the option granted to such employee for such year terminated, or such amount was used at the end of the year to purchase the number of full shares of Common Stock which could have been purchased with the amount credited to his or her account. Participants were always fully vested in their elective payroll contributions and purchased shares of the Company’s common stock.
The exercise price of options granted on the first trading day of each year was to be the lesser of 85% of the closing sales price of the Common Stock on (i) the first trading day of such plan year or (ii) the last trading day of such plan year, in each case on the New York Stock Exchange or such other national securities exchange as the Common Stock was then traded, or if no sale had occurred on either such date on any such exchange, on the first preceding date on which a sale of Common Stock so occurred. If the Common Stock was not then listed on any such exchange, but was quoted on Nasdaq or any similar over-the-counter market system then in use (“Nasdaq”), then the option price was to be equal to the lesser of 85% of the closing sales price of a share of Common Stock on Nasdaq on (i) the first trading day of such plan year of Nasdaq or (ii) the last trading day of such plan year of Nasdaq, or if no sale of Common Stock had occurred on either such date on Nasdaq, then the average of the bid and asked prices for a share of Common Stock on Nasdaq at the end of such day. Options were not transferable other than by will or under the laws of descent and distribution. All unexercised options expired upon termination of employment other than by reason of retirement (as defined in the Company’s 401(k) Plan). There were no payroll deductions after the effective date of such retirement. In the event of expiration, the total amount credited to the employee’s account, without interest, was returned to him or her or to such employee’s estate.
2. Plan Termination
Pursuant to its terms, the Plan could have been amended at any time and from time to time by the Committee. In the event of an increase or decrease in the number of outstanding shares of Common Stock resulting from certain events, the Committee could adjust the number of shares available for issuance under the Plan, adjust the exercise price for options granted under the Plan or take such other steps as it deemed appropriate. The Plan automatically terminated on December 31, 2008 pursuant to the terms of the Plan document. Effective January 1, 2009, the 2009 Employee Stock Purchase Plan replaced this Plan and shall automatically terminate at the end of the 2013 Plan year.
3. Accounting Policy
For the years ended December 31, 2008 and 2007, the Plan changed its basis of accounting from the accrual basis to the liquidation basis. There were no material changes to the financial statements as a result of this change in accounting. Such preparation requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.
4. Federal Income Taxes
At all times prior to its termination, the Plan was intended to constitute an employee stock purchase plan within the meaning of Section 423 (b) of the Internal Revenue Code (the “Code”), and the Plan was administered so as to carry out such intent. Issuances of shares under the Plan were not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan was designed to be exempt from income taxes.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Russ Berrie and Company, Inc.
Amended and Restated 2004
Employee Stock Purchase Plan

	By:	/s/ Guy A. Paglinco

		Name:	Guy A. Paglinco
		Title:	Vice President, Chief Accounting Officer,
and interim Chief Financial Officer

Date: April 14, 2009

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm